THE MERGER FUND
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

January 18, 2011
VIA EDGAR

Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re           The Merger Fund
File No. 811-03445; S000005158

Dear Ms. DiAngelo:

On behalf of The Merger Fund (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on December 10, 2010 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding its review of the Fund’s (i) fidelity bond filed on March 29, 2010 and amended fidelity bond filed on May 17, 2010; (ii) Summary Prospectus filed on January 27, 2010; (iii) Form N-CSR filed on December 7, 2010 and (iv) Form N-Q filed on August 25, 2010.  The Fund’s responses to the Staff’s comments are set forth below.

Fidelity Bond

Staff Comment 1: The cover letter to the fidelity bond filed on March 29, 2010 stated that a new bond was being issued with coverage in the amount of $2,100,000 and would be filed via amendment.  The bond filed via amendment on May 17, 2010 appears to have a limit of liability of $1,500,000.  Please explain.

RESPONSE:

Please refer to the last page of the bond filed on May 17, 2010 which reads:

Limit of Liability is hereby amended to read as follows:

Limit of Liability
Fidelity                      $2,100,000

Summary Prospectus

Staff Comment 2: The fee table to the Summary Prospectus dated January 27, 2010 contains a footnote stating “This expense information has been restated to reflect current expenses.”  Please explain the nature of the restatement.

RESPONSE:

As discussed with the Staff during its review of the Fund’s summary prospectus and the summary section of the Fund’s statutory prospectus, in the fee table, Total Annual Fund Operating Expenses of 2.33% includes 0.74% of Interest Expense, Borrowing Expense on Securities Sold Short and Dividends on Securities Sold Short, which was restated by annualizing these actual expenses for the Fund’s first fiscal quarter ended December 31, 2009.  The Fund’s investment adviser believed that the 2.68% for the Fund’s fiscal year ended September 30, 2009 reflected in the Financial Highlights was an aberration in 2009 due to abnormally high borrowing costs and extremely low interest rates.  Because current expenses were materially different from those reflected in the Financial Highlights, this expense information was restated to reflect current expenses, as permitted by Instruction 3(d) to Item 3 of Form N-1A.

Form N-CSR

Staff Comment 3: Please refer to the July 30, 2010 letter to the Investment Company Institute regarding derivatives-related disclosures by investment companies.  In future filings, management’s discussion of Fund performance should include a discussion of derivatives as described in the letter.

RESPONSE:

The Fund will comply with this comment.

Staff Comment 4: The Staff noted that the certifications were dated November 23, 2010 and the audit opinion was dated November 29, 2010.  Please advise whether the Fund is comfortable with the certifications being dated prior to the date of the audit’s completion, or whether the certifications will be dated on or after the audit opinion in the future.

RESPONSE:

In this case, the Fund is comfortable with the date of the certification because there were no significant changes in the audit between November 23, 2010 and November 29, 2010.  The Fund will endeavor to obtain the certifications on or after the date of the audit opinion in the future.

Staff Comment 5: The Statement of Changes in Net Assets on page 20 contains a line item for “Return of capital” for the year ended September 30, 2009.  How was the source of such payment disclosed to the Fund’s shareholders in accordance with Section 19(a) of the Investment Company Act?

RESPONSE:

At the time the distribution was paid in December 2008, a return of capital was not anticipated based on the Fund’s cumulative net investment income available.  When the recalculation was performed at September 30, 2009 in order to determine whether a spillback distribution was required, it was determined that more dividends were paid than were required, which created a return of capital.  Because the information that was available at the time the distribution was made did not indicate that a return of capital would be incurred, a written statement pursuant to Rule 19a-1 was not issued to the Fund’s shareholders.

Staff Comment 6: Footnote 2 [Net investment income per share is calculated using ending balance after consideration of adjustments for permanent book and tax differences.] and Footnote 3 [Net investment income (loss) per share is calculated using ending balances prior to consideration of adjustments for permanent book and tax differences.] of the Financial Highlights on page 22 indicate that the method of calculating net investment income per share changed between 2008 and 2009.  Why was this change made?

RESPONSE:

Instruction 2(a) to Item 13 of Form N-1A states:

Derive net investment income data by adding (deducting) the increase (decrease) per share in undistributed net investment income for the period to (from) dividends from net investment income per share for the period. The increase (decrease) per share may be derived by comparing the per share figures obtained by dividing undistributed net investment income at the beginning and end of the period by the number of shares outstanding on those dates. Other methods of computing net investment income may be acceptable. Provide an explanation in a note to the table of any other method used to compute net investment income.

Because the instructions do not explicitly indicate whether the beginning and ending undistributed net investment income should reflect adjustments for permanent differences, the Fund believes that there is diversity in practice with respect to such calculations.

Financial highlights information is largely derived from financial information presented in the Fund’s financial statements.  Capital items prior to adjustments for permanent book and tax differences are not presented in the financial statements.  Since distributions per share are calculated on a tax basis and since undistributed net investment income as of the beginning of the period has been adjusted for permanent differences, the Fund believes that it is reasonable to conclude that ending undistributed net investment income also should reflect adjustments for permanent book and tax differences.

Given the Fund’s strategy, the book to tax differences resulting from derivative, foreign exchange gains/losses and other activity may be significant.  The Fund believes that using tax-adjusted undistributed net investment income as presented in the Fund’s financial statements within the calculation more closely aligns the per share amount with the amount of taxable distributions to the shareholders.

Staff Comment 7: Note 5 on pages 32-33 reports “Other accumulated losses” of $(87,876,064).  Note 5 also states “The Fund incurred a post-October capital loss of $10,305,450 for securities and $30,546,678 for currency, which is deferred for tax purposes until the next fiscal year.”  Were any capital loss carryforwards included in “Other accumulated losses” that need to be disclosed?

RESPONSE:

As of September 30, 2010 the Fund did not have any outstanding capital loss carryforwards.

Staff Comment 8: Section H of Note 2 on pages 27-28 describes the Fund’s entry into both long and short equity swap contracts, as well as equity swap contracts whose value is determined by the spread between a long equity position and a short equity position.  In the list of swap contracts in Note 9 on page 35, it is not possible to determine which side of the contract the Fund is on.  Enhance the description of the Fund’s swap contracts to state the type of swap contract (i.e., long or short).

RESPONSE:

The Fund notes that long swap contracts have positive shares and short swap contracts have negative shares.  The Fund will add explanatory language to the Note in the future.

Staff Comment 9: The Statement of Operations on page 19 includes “Trustees’ fees and expenses” of $170,896.  Section 12(b)(1) of Rule 6-04 of Regulation S-X requires the Fund’s Statement of Assets and Liabilities on page 18 to state separately the total amount payable to officers and directors.  Are there any payables to officers or directors?

RESPONSE:

The total amount payable to officers and directors for the year ended September 30, 2010 was $45,226, which was immaterial.  However, the Fund will break out such payables going forward.

Form N-Q

Staff Comment 10: Why are swap contracts and foreign exchange contracts not included in the Fund’s quarterly report on Form N-Q?

RESPONSE:

The Fund notes that swap contracts and foreign exchange contracts are included in the notes to the Fund’s annual and semi-annual reports.  However, the Fund will include swap contracts and foreign exchange contracts in the Fund’s quarterly report on Form N-Q going forward.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bruce Rubin
Bruce Rubin
Vice President and Chief Compliance Officer